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SEC 19006277

SEC
Mail Processing
Section
MAR 04 2019
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen Mooney & Barnes Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
(No. and Street)

Thomasville	GA	31792
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather M. Strickland 229-226-5057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, P.A.
(Name – *if individual, state last, first, middle name*)

1901 South Congress Ave, Ste 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Heather M. Strickland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Mooney & Barnes Brokerage Services, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANIE S. WATTS
MY COMMISSION
NOTARY
PUBLIC
EXPIRES SEPT. 19, 2022
GRADY COUNTY, GA

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2018

CONTENTS

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Allen, Mooney & Barnes Brokerage Services, LLC
(A wholly owned subsidiary of FAIM Investments, LLC):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2018 and the related statement of operations, changes in member equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2018, and the results of its operations and its cash flow the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC's management. Our responsibility is to express an opinion on Allen, Mooney & Barnes Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allen, Mooney & Barnes Brokerage Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the Computation of net capital Under SEC Rule 15c3-1, Computation Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Allen, Mooney & Barnes Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

Liggett & Webb, P.A.,
Certified Public Accountants
We have served as the Allen, Mooney & Barnes Brokerage Services, LLC's auditor since 2015.
Boynton Beach, Florida
February 27, 2019

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Assets:	
Cash - Checking account	$ 444,866
Cash - Brokerage acct, not interest bearing	47,309
Cash - Interest Bearing	9,346
Cash - Restricted	100,000
Commissions Receivable	22,662
Investment Banking Revenue Receivable, net	69,710
Other Receivables - Related Party	37,297
Securities at Fair Market Value	138,450
Prepaid Expenses	299,683
Fixed Assets (net of depreciation)	8,924
	$ 1,178,247

LIABILITIES AND MEMBER EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 159,312
Member Equity:	1,018,935
	$ 1,178,247

The accompanying notes are an integral part of these financial statements

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2018

Revenue:	
Brokerage Commissions	$ 399,395
Investment Banking Revenue	1,809,673
Commissions and Fees	553,136
Interest and Dividends	4,666
Unrealized Loss on Market Value of Securities	(2,800)
	2,764,070
Expenses:	
Commissions and Referral Fees	312,306
Management and Administrative Services - Related Party	1,705,734
Clearing Costs	124,703
Insurance	34,761
Licenses and Registration	39,463
Professional Fees	17,708
Occupancy	78,704
Travel and Entertainment	172,355
Other Expenses	61,081
	2,546,815
Net Income:	$ 217,255

The accompanying notes are an integral part of these financial statements

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
For the year ended December 31, 2018

Balance, December 31, 2017	$ 676,680
Contributions	175,000
Net Income	217,255
Distributions	(50,000)
Balance, December 31, 2018	$ 1,018,935

The accompanying notes are an integral part of these financial statements

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

Cash flows from operating activities:		
Net Income		$ 217,255
Adjustments to reconcile net income to net cash used in operations:		
Provision for Bad Debt		73,610
Depreciation		2,167
Unrealized Loss		2,800
Changes in operating assets and liabilities:		
Purchase of Stock		(29,250)
Increase in prepaid expenses		(277,602)
Increase in commissions receivable		(7,853)
Increase in investment banking revenue receivable		(59,673)
Decrease in accounts payable and accrued expenses		(63,112)
Net cash used in operating activities		(141,658)
Cash flows from investing activities:		
Purchase of Fixed Assets		(4,065)
Related party receivable		(26,939)
Net cash used in investing activities		(31,004)
Cash flows from financing activities:		
Contributions		175,000
Distributions		(50,000)
Net cash provided by financing activities		125,000
Decrease in cash		(47,662)
Cash and cash equivalents at beginning of year		549,183
Cash and cash equivalents at end of year		$ 501,521
Cash - Checking account	444,866	
Cash - Brokerage acct, not interest bearing	47,309	
Cash - Interest Bearing	9,346	
		$ 501,521
Supplemental cash flow information:		
Cash paid for income taxes		$ -
Cash paid for interest expense		$ 4,334

The accompanying notes are an integral part of these financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and in thirty-five U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; and Charleston, South Carolina. It is a limited liability company (formed in Georgia) that is wholly owned by FAIM Investments, LLC (FAIM). The Company was approved by the SEC and FINRA on March 29, 2007. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Wells Fargo Advisors, LLC, formerly First Clearing, LLC.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. At December 31, 2018 the Company's uninsured cash balance totaled $196,089. Management believes it is not exposed to any significant credit risk on these accounts. The Company considers all highly liquid temporary cash instruments with a maturity of three months or less to be cash equivalents.

Cash includes a $100,000 clearing deposit held by its clearing agent, Wells Fargo Advisors, LLC. These funds are held by the clearing agent as agreed to in Fully Disclosed Clearing and PAIB (proprietary account of an introducing broker/dealer) Agreements. The assets in this account are allowable assets in the firm's net capital computations.

Receivables

Receivables include commissions that are amounts due for securities trades from the Company's clearing broker-dealer and consulting charges from investment banking clients. An allowance for uncollectible accounts (of $92,595) has been established for the investment banking revenue receivable. Management's best judgement as to the collectability of the accounts receivable was used in determining the amount of the allowance. No allowance was deemed necessary for the commissions receivable because these receivables are all current and collected after year end.

Accounts receivable includes invoices due from one customer that constitutes 55% of the total amounts receivable at December 31, 2018.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is comprised of:

- *Brokerage Commissions*. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.
- *Investment Banking Consulting Fees*. The Company receives retainer fees, which are recognized when billed to clients, almost exclusively on a monthly basis.
- *Investment Banking Sale Transaction Fees*. The Company records sale transaction fees when the client enters into an agreement regarding a sale transaction and the sale transaction closing occurs.
- *Annuities, Annuity Trails and Insurance Commissions*. The Company receives annuity contract commissions, trails and insurance commission related to its customers. The commissions and trails are recorded when received, since that is when the amount is determinable and earned.
- *Mutual Fund Trails*. The Company receives trails from the sale of mutual funds related to its customers. The trails are recorded when received, since that is when the amount is determinable and earned.
- *Payout on Cash and Margin Balances*. The Company receives a payout monthly for cash and margin balance held with the clearing firm and banks. The revenue is recognized when received, since that is when the amount is determinable and earned.
- *Postage Charge Net Revenue*. The Company receives revenue from charges to clients for processing of trade confirmations. The clearing firm reports and pays these fees to the Company monthly through the monthly settlement statement. The revenue is recognized when received, since that is when the amount is determinable and earned.
- *Other Income*. The Company receives incentive revenue for asset growth from the clearing firm. The revenue is recognized when received, since that is when the amount is determinable and earned.
- *Unrealized Gain(Loss) on Securities*. The Company records the unrealized gain/loss on securities based on the monthly end of month fair value. The revenue is recognized monthly based on appraisal of holdings.
- *Interest and Dividend Income*. The Company receives interest income monthly on money market accounts and dividend income quarterly on the securities owned. The revenue is recorded when the interest and dividends are received.

Revenue related to two of the Company's customers represented 60% of gross revenue for 2018.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements

In March 2016, April 2016, and December 2016, the FASB issued ASU 2016-08, "*Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*", ("ASU 2016-08"), ASU 2016-10, "*Revenue from Contracts with Customers - Identifying Performance Obligations and Licensing*", ("ASU 2016-10"), and ASU 2016-20, "*Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*", ("ASU 2016-20") respectively, which further clarify the guidance for those specific topics within ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, "*Revenue from Contracts with Customers - Narrow Scope Improvements and Practical Expedients*", to reduce the risk of diversity in practice for certain aspects in ASU 2014-09, including collectability, noncash consideration, presentation of sales tax and transition. These updates permit the use of either the retrospective or cumulative effect transition method. Early application is permitted as of the original effective date for annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. Based on current estimates, we do not expect these provisions of the ASUs to have a material impact on our financial statements. The Company is continuing to evaluate which transition approach it will utilize and the impact these standards will have on our financial statements upon adoption.

In February 2016, the FASB issued accounting standard update ("ASU") No. 2016-02, "*Leases (Topic 842)*", ("ASU 2016-02"). This ASU requires that an entity should recognize assets and liabilities for leases with a maximum possible term of more than 12 months. A lessee would recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the leased asset (the underlying asset) for the lease term. This guidance also provides accounting updates with respect to lessor accounting under a lease arrangement. This new lease guidance is effective for fiscal years beginning after December 15, 2018. Entities have the option of using either a full retrospective or a modified approach (cumulative effect adjustment in period of adoption) to adopt the new guidance. Early adoption is permitted for all entities. We are currently evaluating the impact of the adoption of this guidance in our financial statements.

2. SECURITIES AND FAIR VALUE MEASUREMENTS

Securities consist of 3,550 shares of Thomasville Bancshares, Inc. They are carried at their fair value of $138,450 as determined by reference to quoted market prices in active markets for identical assets (Level 2 within the fair value hierarchy established by financial accounting standards). The shares cost $50,567.

The Company measures its financial assets and liabilities in accordance with generally accepted accounting procedures. For certain financial instruments, including cash, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (*ASC 820*). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach, (comparable market prices), and income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes

the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The following table presents certain assets of the Company's measured and recorded at fair value on the Company's balance sheet on a recurring basis and their level within the fair value hierarchy as of December 31, 2018.

	Total	(Level 1)	(Level 2)	(Level 3)
Fair-value - securities	$ 138,450	$ -	$ 138,450	$ -
Total Assets measured at fair value	$ 138,450	$ -	$ 138,450	$ -

The following is a reconciliation of the Level 2 Assets:

Beginning Balance as of December 31, 2017	$ 112,000
Stock Purchase	29,250
Unrealized Loss on (level 2) investments December 31, 2018	(2,800)
Ending Balance as of December 31, 2018	$ 138,450

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer that may transact more than ten transactions for its own account(s) in one calendar year and is therefore subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of $100,000 whichever is greater, as of December 31, 2018. The Company has Net Capital of $496,993 which was $396,993 in excess of its required Net Capital, and an aggregate indebtedness to Net Capital ratio of 32.06%.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2018, 2017, and 2016 are subject to examination by the Internal Revenue Service and state taxing authorities, generally for three years after they are filed.

5. PROPERTY AND EQUIPMENT

Equipment consists of laptop computers, furniture and office equipment. The computers, furniture and office equipment are being depreciated on a 5 -year straight-line basis. Fixed asset purchased was $4,065 for the year ended December 31, 2018. Accumulated depreciation at December 31, 2018 was $3,928. Total depreciation expense for the year ended December 31, 2018 was $2,167.

6. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2018. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2018 was $1,705,734.

The Company's clearing agent, Wells Fargo Advisors, LLC, also provides investment services to AMBIA. As of year-end, AMBIA owed the Company $3,828 for transaction fees and information services that were charged through the clearing agent.

AMB Professional Group, LLC (AMB Pros), which is also wholly owned by FAIM Investments, LLC, owed the Company for legal fees. As of December 31, 2018, AMB Pros owed the Company $33,469. This amount was paid in full during the first quarter of 2019.

7. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

8. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 27, 2019, the date the financial statements were available to be issued.

On February 22, 2019, the Company made a distribution to its parent company, FAIM Investments, LLC, in the amount of $350,000.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
For the year ended December 31, 2018

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity per the statement of financial condition		$ 1,018,935
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,018,935
Additions:		
None		-
Deductions:		
Non- Allowable Assets		
Prepaid Expenses	299,683	
Investment Banking Revenue Receivable	69,710	
Securities Blockage	100,659	
Fixed Assets	8,924	
Other Receivables	37,297	
Total non-allowable assets		516,273
Net capital before haircuts on securities positions		502,662
Haircuts on securities		
Other Securities Haircut (15%)	5,669	
Undue Concentration Haircut	-	
Total Haircuts on securities		5,669
Net Capital		$ 496,993

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 496,993
Minimum net capital required	10,621	
Minimum dollar net capital requirement	100,000	
Net Capital Requirement		100,000
Excess net capital		$ 396,993
Excess net capital at 120%		$ 411,946

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 159,312
Total aggregate indebtedness	$ 159,312
Percent of aggregate indebtedness to net capital	32.06%

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2018

Net capital - unaudited Form X-17A-5, Part IIA		$ 496,993
Reconciling items		
Investment Banking Revenue Receivable	(750,050)	
Prepaid Expense	281,365	
Bonus Accrual	168,665	
Investment Banking Revenue	750,050	
Bonus Expense	(450,030)	
Total Reconciling items		-
Net capital - audited		$ 496,993

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2018

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Allen Mooney & Barnes Brokerage Services, LLC

(A wholly owned subsidiary of FAIM Investments, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Allen Mooney & Barnes Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Allen Mooney & Barnes Brokerage Services, LLC's compliance with the applicable instructions of Form SIPC-7.

Allen Mooney & Barnes Brokerage Services, LLC's management is responsible for Allen Mooney & Barnes Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018 with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 27, 2019

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ending December 31, 2018: $2,239,755

General assessment @ .0015: $3,360

Payments:

July 25, 2018 $2,886

February 20, 2019 $474

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2018

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Allen, Mooney & Barnes Brokerage Services, LLC

(A wholly owned subsidiary of FAIM Investments, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Allen, Mooney & Barnes Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allen, Mooney & Barnes Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Allen, Mooney & Barnes Brokerage Services, LLC stated that Allen, Mooney & Barnes Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allen, Mooney & Barnes Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen, Mooney & Barnes Brokerage Services, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

Liggett & Webb, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 27, 2019

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
EXEMPTION REPORT FOR 2018

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Heather M. Strickland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Chief Financial Officer
Allen Mooney & Barnes Brokerage Services, LLC

2/27/19
[Date]